TSINGTAO

Tsingtao beer building
May 4th Square
HongKong Road, Central
Qingdao, 266071
P.R.C.

[redacted] December 9, 2004

The Office of International Corporate Finance
The Securities and Exchange Commission
Mail Stop 0302, Room 3010
450 Fifth Street, NW
Washington, D.C. 20549
U.S.A.

Re: Tsingtao Brewery Company Limited - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File No. 82-4021)

Dear Sirs:

Enclosed please find a copy of a document to be furnished to the Securities and Exchange Commission (the "Commission") pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In accordance with subparagraphs (4) and (5) of the Rule, the document furnished herewith is being furnished with the understanding that it shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of section 18 of the Exchange Act, and that neither this letter nor the furnishing of the document pursuant to the Rule shall constitute an admission for any purpose that the Tsingtao Brewery Company Limited, a joint stock limited company established under the laws of the People's Republic of China, is subject to the Exchange Act.

If you have any question in connection with this matter, please contact the undersigned at Tsingtao Brewery Company Limited (telephone: 86-532-5713831; facsimile: 86-532-5713240).

Very truly yours,

孙晓航

SUN Xiaohang

(Enclosure)

cc: Lu Yuan
(Tsingtao Brewery)
Jiang Liu
(Sullivan & Cromwell LLP)

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File No. 82 - 4021

TSINGTAO BREWERY COMPANY LIMITED

Index of Documents Delivered to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

December 9, 2004

A. RESIGNATION OF NON-EXECUTIVE DIRECTOR.

TSINGTAO BREWERY COMPANY LIMITED

(a Sino-foreign joint stock limited company established in the People's Republic of China)

(Stock Code: 168)

RESIGNATION OF NON-EXECUTIVE DIRECTOR

The Board of Directors (the "Board") of Tsingtao Brewery Company Limited (the "Company") announces Mr. Wang Lijun has resigned as Non-executive Director of the Company with effect from 8 December 2004. The resignation of Mr. Wang was due to the fact that he was transferred to work in the Bank of China in Seoul and it would not be convenient for him to continue to act as the Non-executive Director of the Company.

The Board would like to take this opportunity to thank Mr. Wang for his invaluable contribution to the Company during his service with the Company. The Board is not aware of any other matters relating to the resignation of Mr. Wang that need to be brought to the attention of the shareholders of the Company.

By Order of the Board
YUAN LU
Company Secretary

Qingdao, the PRC, 8 December 2004

Directors of the Company as at the date hereof:

Mr. Li Guirong (Chairman), Mr. Jin ZhiGuo, Mr. Liu Yingdi, Mr. Sun Yuguo, Mr. Stephen J. Burrows, Mr. Chu Zhengang, Mr. Wang Lijun, Mr. Tam Lailing, Mr. Wu Haihua and Ms. Pan Guirong